

July 13, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Themes ETF Trust
        Issuer CIK: 0001976322
        Issuer File Number: 333-271700/811-23872
        Form Type: 8-A12B
        Filing Date: July 13, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and Leverage Shares 1X Short SK Hynix Daily ETF and Leverage Shares 2X Long SK Hynix Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications